UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 22nd, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about November 20, 2004

Item 3. Press Release

November 20, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral reports on Current Drilling and Production Operations

Wellington, New Zealand – November 20, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Drilling operations at all New Zealand exploration drilling sites including Cardiff-2 and Hihi-1A, are presently suspended due to a work stoppage by rig workers. Management believes that this will be temporary and that drilling operations will resume shortly.

The Cardiff-2 well is presently at a depth of 3228m (10,590 feet) in 12 ¼” hole.

The Hihi-1A will now be plugged and abandoned as a dry hole, after being drilled to a depth along hole of 1797m (5896 feet).

On the balance sheet, the Company reported an increase of 14.5% in total assets to US$18.1 million at September 30, 2004, compared to US$15.8 million for the nine months ended September 30, 2003. Cash and cash equivalents at September 30, 2004 totaled US$8.1 million, as compared to US$1.5 million as at September 30, 2003.

Item 5. Full Description of Material Change

Austral reports on Current Drilling and Production Operations

Wellington, New Zealand – November 20, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Drilling operations at all New Zealand exploration drilling sites including Cardiff-2 and Hihi-1A, are presently suspended due to a work stoppage by rig workers; as part of an industry labour negotiation dispute. Management believes that this will be temporary and that drilling operations will resume shortly.

The Cardiff-2 well is presently at a depth of 3228m (10,590 feet) in 12 ¼” hole. Its next casing point is at 4,000m (13,000 feet), at the top of the Kapuni Sands objective; and is expected to be reached within a few days of resuming drilling. The Hihi-1A will now be plugged and abandoned as a dry hole, after being drilled to a depth along hole of 1797m (5896 feet). Although reservoir sands were intersected at the objective level below 1700m, they were not hydrocarbon charged, and there were no zones encountered in the well worthy of flow-testing. After completion of Hihi-1 operations, the rig will move to the Miromiro-1 site to drill that well.

Operations at the Cheal-A production site are continuing normally, with installation of long-term production facilities being near completion. Production testing of Cheal-4, to be followed by Cheal-3 production testing, is expected to commence in the coming week.

The Company has now filed its fiscal Third Quarter report. It is available for review on the Company’s website and via the SEDAR (Canada) and EDGAR (US) sites, which can be accessed through . On the balance sheet, the Company reported an increase of 14.5% in total assets to US$18.1 million at September 30, 2004, compared to US$15.8 million for the nine months ended September 30, 2003. Cash and cash equivalents at September 30, 2004 totaled US$8.1 million, as compared to US$1.5 million as at September 30, 2003. The Company’s security holders have continued to show their support of the company by providing an additional US$1.9 million through the conversion of warrants, options and 2 convertible notes in the third quarter 2004.

Total stockholders’ equity for the nine months ended September 30, 2004 increased to US$16.5 million from US$10.5 million, up 57% for the same period in 2003. A net operating loss of (US$745,256) for the nine months compares to net income of US$1,006,154 than the same nine months in 2003, which had included the one-off sale of a production permit.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 20, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral reports on Current Drilling and Production Operations

Wellington, New Zealand – November 20, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Drilling operations at all New Zealand exploration drilling sites including Cardiff-2 and Hihi-1A, are presently suspended due to a work stoppage by rig workers; as part of an industry labour negotiation dispute. Management believes that this will be temporary and that drilling operations will resume shortly.

The Cardiff-2 well is presently at a depth of 3228m (10,590 feet) in 12 ¼” hole. Its next casing point is at 4,000m (13,000 feet), at the top of the Kapuni Sands objective; and is expected to be reached within a few days of resuming drilling. The Hihi-1A will now be plugged and abandoned as a dry hole, after being drilled to a depth along hole of 1797m (5896 feet). Although reservoir sands were intersected at the objective level below 1700m, they were not hydrocarbon charged, and there were no zones encountered in the well worthy of flow-testing. After completion of Hihi-1 operations, the rig will move to the Miromiro-1 site to drill that well.

Operations at the Cheal-A production site are continuing normally, with installation of long-term production facilities being near completion. Production testing of Cheal-4, to be followed by Cheal-3 production testing, is expected to commence in the coming week.

The Company has now filed its fiscal Third Quarter report. It is available for review on the Company’s website and via the SEDAR (Canada) and EDGAR (US) sites, which can be accessed through . On the balance sheet, the Company reported an increase of 14.5% in total assets to US$18.1 million at September 30, 2004, compared to US$15.8 million for the nine months ended September 30, 2003. Cash and cash equivalents at September 30, 2004 totaled US$8.1 million, as compared to US$1.5 million as at September 30, 2003. The Company’s security holders have continued to show their support of the company by providing an additional US$1.9 million through the conversion of warrants, options and 2 convertible notes in the third quarter 2004.

Total stockholders’ equity for the nine months ended September 30, 2004 increased to US$16.5 million from US$10.5 million, up 57% for the same period in 2003. A net operating loss of (US$745,256) for the nine months compares to net income of US$1,006,154 than the same nine months in 2003, which had included the one-off sale of a production permit.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.